SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October, 2017

Commission File Number: 001-37668

FERROGLOBE PLC
(Name of Registrant)

2nd Floor West Wing, Lansdowne House
57 Berkeley Square
London, W1J 6ER
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                                          No ☒

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This Form 6-K consists of the press release dated October 6, 2017, which appears immediately following this page.

Ferroglobe Provides Update on Trade Cases in the United States and Canada

LONDON, October 6, 2017 (GLOBE NEWSWIRE) -- Ferroglobe PLC (NASDAQ:GSM) ("Ferroglobe" or the "Company") has received news this week on two significant trade cases in which it is involved: the Department of Commerce's ("DOC") preliminary determinations imposing antidumping duties on silicon metal imports into the United States, and the Canada Border Services Agency’s (“CBSA”) final decision on anti-dumping and subsidy duties against silicon imports into Canada.

United States

On October 5, 2017, the United States’ Department of Commerce announced preliminary determinations in the antidumping investigations on silicon metal.  The DOC initiated its antidumping investigations in response to a petition filed earlier this year by the leading United States producer of silicon metal, Globe Specialty Metals, Inc., a subsidiary of Ferroglobe, against these three countries. The DOC determined antidumping duty rates of:

Country	Producer	Dumping Rate
Australia	Simcoa	20.79%
	All others	20.79%
Brazil	Dow Corning	56.78%
	LIASA	134.92%
	All others	56.78%
Norway	Elkem	3.74%
	All others	3.74%

The resulting cash deposit requirements will go into effect when the preliminary determinations are published in the Federal Register and will apply to silicon metal imported into the United States on or after that date.  The determinations are likely to be published next week.

Globe Specialty Metals filed trade actions targeting two different types of unfair practices.  In addition to the antidumping cases against imports from Australia, Brazil, and Norway (which address unfairly low import pricing), the Company filed countervailing duty cases against imports from Australia, Brazil, and Kazakhstan (which address unfair government subsidization).  The DOC made affirmative preliminary determinations in the countervailing duty cases on August 7, 2017. On a combined basis, the preliminary duty rates resulting from the antidumping and countervailing duty cases are as follows:

Country	Producer	Total rate
Australia	All exporters	37.02%
Brazil	Dow Corning	59.93%
	LIASA	186.45%
	All others	59.93%
Kazakhstan	All exporters	120%
Norway	All exporters	3.74%

Based on official United States import data for 2016, more than 63% of silicon metal imports into the U.S. will now be subject to cash deposit requirements.

Canada

On October 3, 2017, the CBSA issued its final decision on anti-dumping and subsidy duties for silicon metal imports into Canada.  The CBSA’s final decision is consistent with the preliminary determinations issued in July 2017, with a few changes.  While the CBSA terminated the dumping investigation against Brazilian silicon metal producer, RIMA Industrial S.A. it has now imposed a dumping margin against Polymet Alloys Inc., which has a longstanding commercial relationship with RIMA. Further, while the CBSA terminated the dumping finding against Elkem, it has made a positive finding of subsidization against it.

Based on the import data from Statistics Canada, for 2016, more than 95% of silicon metal imports into Canada are now subject to anti-dumping and countervailing duties. The CBSA confirmed final antidumping and countervailing duty rates of:

Country	Producer	Dumping Rate	Subsidy Rate	Total rate
Brazil	LIASA	27.8%	7.2%	35.0%
	RIMA	0.0%	2.7%	2.7%
	Polymet Alloys	27.8%	2.8%	30.6%
	All others	27.8%	6.0%	33.8%
Kazakhstan	Tau-Ken Temir	18.2%	40.3%	58.5%
	All others	86.5%	269.7%	356.2%
Laos	All exporters	85.2%	n.a.	85.2%
Malaysia	All exporters	85.2%	10.6%	95.8%
Norway	Elkem	n.a.	2.8%	2.8%
Thailand	SICA	51.0%	n.a.	51.0%
	All others	85.2%	n.a.	85.2%

The Canadian International Trade Tribunal (CITT) is continuing its inquiry and will make an order or finding by November 2, 2017. Provisional duties will continue to apply to imports of subject goods originating in or exported from Brazil, Kazakhstan, Laos, Malaysia, Norway and Thailand until the CITT order or finding.

Ferroglobe’s Executive Chairman, Javier López Madrid, commented, “These cases demonstrate our commitment to protecting our investments and our workers so that they can enjoy a stable work environment and fair wages and we can compete with foreign producers on a level playing field. We appreciate the dedicated work of the Department of Commerce of the United States and the Canada Border Service Agency, essential to achieving such level playing field for Ferroglobe and its stakeholders in the United States and Canada, respectively.  With the measures taken by the DOC and CBSA, a significant portion of the imports into North America are now subject to a duty and the potential for subsequent review for all subject parties is also an important outcome. We look forward to working with the trade authorities as they continue their investigations over the coming months.”

The DOC's full statement regarding the preliminary determinations will be published at:  https://www.commerce.gov/news/press-releases

The CBSA’s full statement regarding the final decisions are published at:  http://www.cbsa-asfc.gc.ca/sima-lmsi/

INVESTOR CONTACT:
Ferroglobe PLC
Joe Ragan, US: +1 917 2098581, UK: +44 (0) 7827 227 688
Chief Financial Officer
Email: jragan@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2017

FERROGLOBE PLC

By:	/s/ Nicholas Deeming
Name: Nicholas Deeming
Title: Corporate Secretary